Exhibit 21.01

Intelligent Communication Enterprise Corporation
Wholly Owned Subsidiaries of the Company
(as of December 31, 2009)

Mobiclear Limited	United Kingdom
Mobiclear Inc.	British Virgin Islands
Mobiclear, Inc.	Philippines
Radius-ED Limited	Cayman Islands
Radius-ED Sdn. Bhd.	Malaysia
Radius-ED Inc.	United States
Radius-ED Pte. Ltd.	Singapore
Solesys S.A.	Switzerland